This Form CB contains 15 pages, including all exhibits.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM CB

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM

5-80909

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering) [ ]
Securities Act Rule 802 (Exchange Offer) [X]
Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer) [ ]
Exchange Act Rule 14d-1(c) (Third Party Tender Offer) [ ]
Exchange Act Rule 14e-2(d) (Subject Company Response) [ ]
Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8) [X]

Takara Co., Ltd.
(Name of Subject Company)

N/A
(Translation of Subject Company's Name into English (if applicable))

Japan
(Jurisdiction of Subject Company's Incorporation or Organization)

Tomy Company, Ltd.
7-9-10, Tateishi, Katsushika-ku,
Tokyo 124-8511, Japan
(Name of Person(s) Furnishing Form)

Common Stock
(Title of Class of Subject Securities)

N/A
(CUSIP Number of Class of Securities (if applicable))

Tomy Company, Ltd.
7-9-10, Tateishi, Katsushika-ku,
Tokyo 124-8511, Japan
Tel: 83-3-3693-9033
Shoji Tajima
Executive Officer,
Head of Business Administration Div.

(Name, Address (including zip code) and Telephone Number (including area code) of Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)

August 22, 2005

(Date Tender Offer/Rights Offering Commenced)

PART I - INFORMATION SENT TO SECURITY HOLDERS

Item 1. Home Jurisdiction Documents

(a)

Exhibit Number	Description
1	English translation of Guidance on Exchanging Share Certificates Accompanying the Change in Trade Name disseminated to shareholders, dated March 1, 2006..

(b) Not applicable.

Item 2.Informational Legends

A legend complying with Rule 802(b) under the Securities Act of 1933, as amended, has been included in the press releases.

PART II - INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

Exhibits.

Not applicable.

PART III - CONSENT TO SERVICE OF PROCESS

On August 8, 2005, Tomy Company, Ltd. filed with the Commission a written irrevocable consent and power of attorney on Form F-X.

PART IV – SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Tomy Company Ltd.

By: ______________________
Name: Kantaro Tomiyama
Title: President & CEO
Date: March 2, 2006

EXHIBIT INDEX

Exhibit Number	Description
1	English translation of Guidance on Exchanging Share Certificates Accompanying the Change in Trade Name disseminated to shareholders, dated March 1, 2006.

Exhibit 1

March 1, 2006

7-9-10 Tateishi, Katsushika-ku, Tokyo
TOMY COMPANY, LTD.

Dear Shareholder,

With respect to the merger of Tomy Co., Ltd. and Takara Co., Ltd. which was approved at the extraordinary meeting of shareholders convened on September 6, 2005, the two companies smoothly progressed through the various procedures and started anew on March 1, 2006 as Tomy Company, Ltd. We would like to express our deep appreciation to our shareholders for your support and cooperation, without which this would not have been possible.

Tomy Company, Ltd. aims to develop the toy industry based on the key phrase "toy renaissance" and will evolve globally providing high quality toys while contributing to peace and the advancement of education, culture and science.

We would once again like to express our appreciation for your kind consideration and request your continuing support in the future.

Yours sincerely,

Kantaro Tomiyama
President & CEO

Guidance on Exchanging Share Certificates Accompanying the Change in Trade Name

Shareholders who are in possession of share certificates are requested to exchange their share certificates in the Company's old trade name "Tomy Co., Ltd." for share certificates in the Company's new trade name "Tomy Company, Ltd." We ask that shareholders complete the procedures at an early date by referring to the "Instructions for the Exchange of Share Certificates."

Share certificates in the name of the Company's old trade name "Tomy Co., Ltd." will be traded at Tokyo Stock Exchange with respect to delivery up to March 30, 2006 (effectively those transactions with a transaction date of March 27, 2006 (Monday)), however, with respect to deliveries following April 3, 2006 (Monday) (effectively those transactions with a transaction date of March 28, 2006 (Tuesday)), "Tomy Co., Ltd." share certificates will no longer be acceptable for trading. Thus, while we apologize for the inconvenience, we would request that our shareholders pay particular attention to this matter and complete the procedures to exchange share certificates as soon as possible.

We would also like to note that those shareholders whose share certificates are deposited at the Japan Securities Depository Center in the share deposit system, shareholders who hold shares numbering less than 100 shares (i.e. one voting unit), or shareholders who have declared that they are not in possession of share certificates, do not need to involve themselves in the procedures to exchange their share certificates.

(Remarks)

The trading of share certificates in the old trade name of the Company, "Tomy Co., Ltd." on Tokyo Stock Exchange will end on March 28, 2006 (Tuesday), and transactions in the Company's shares will require share certificates in the new trade name "Tomy Company, Ltd."

Delivery of the new trade name share certificates will require approximately 2 weeks from your submission of your old trade name share certificates. Please note that you will not be able to sell your shares during the period in which you are waiting for delivery of the new share certificates.

Instructions for the Exchange of Share Certificates (Outline)

<Below diagram shows the procedures for exchanging share certificates. For a more detailed explanation, please refer to the notes on each item set forth below.>

Those required to exchange share certificates

When share certificates are held in one's own name → Having filled-in and having affixed one's seal, please submit the enclosed "New Trade Name Share Certificate Exchange Request Form."
- When posting ➔ please send to transfer agents' office (refer to the 3.(1) of the "Instructions for the Exchange of Share Certificate" noted below.)
- When delivery in person ➔ bring to the reception desk (refer to 3.(2) of the Guideline)

When the share certificates held have not yet been registered in the shareholder's own name → Please submit the share certificate along with "New Trade Name Share Certificate Exchange Request Form" and the "Request to Change Share Ownership Form"* (refer to 4.(2) of the Guideline)

* The "Request to Change Share Ownership Form" is available on the Chuo Mitsui Trust and Banking Website: (http:www.//chuomistui.co.jp/) or the form can be obtained by telephoning toll free (0120-87-2031).

When share certificates are in the custody of stock brokers → Please discuss with your stock broker the procedures to submit share certificates (refer to 1.(1) of the Guideline)

Delivery of the new trade name share certificates will require approximately 2 weeks from your submission of your old trade name share certificates. Please note in advance that your will not be able to sell your shares during the period.

Shareholders not required to complete the procedures to exchange share certificates

When using the share deposit system → There is no need to complete the share certificate exchange procedure (It will be possible to sell as shares of Tomy Company, Ltd. from the 1st of March.)

When only registered shares of less than 100 shares (Share certificates are not issued and the shares are administered through the register of shareholders) are owned

When all shares in the Company are owned based on non-possession of share certificates

→ There is no need to complete the share certificate exchange procedures

Those shareholders who do not utilize the share deposit system and for whom any one of the following is applicable should contact the relevant office of the transfer agent noted in 3.(1) of the "Instructions for the Exchange of Share Certificate."

- Share certificate has been lost
- Those who wish that the new share certificate be sent to an address other than one's registered address.
- Those who wish to change their registered address.
- Those who are unsure of their registered seal.
- Those who wish to change their registered seal.

Instructions for the Exchange of Share Certificate

(This part should be read only by those who need to exchange their share certificate.)

1. Items requited for submission

(1) Share certificates in the Company's old trade name "Tomy Co., Ltd."

(Those shareholders who keep their share certificates in the custody of their stock brokers should either request that their stock brokers complete the share certificate exchange procedures or withdraw their share certificates and complete the procedures set forth in "4. Method of Exchanging Share Certificates" below.)

(2) New Trade Name Share Certificate Exchange Request Form

2. Date for the commencement of exchanging share certificates

March 1, 2006 (Wednesday)

3. Locations handling the exchange of share certificates

(1) Relevant office of the transfer agent	The Chuo Mitsui Trust and Banking Company, Limited Transfer Agent Department Custody Service Center
[Mailing Address Inquiries]	2-8-4 Izumi, Suginami-ku, Tokyo 168-0063 Telephone: 0120-78-2031 (toll-free)
(2) Reception Desk	The Chuo Mitsui Trust and Banking Company, Limited Head office and branches throughout Japan
[When personally delivering your share certificate]	Japan Securities Agents, Ltd. Head office and branches throughout Japan (For details please refer to "Chuo Mitsui Trust and Banking Company's transfer agency network" noted below.)

4. Method of exchanging share certificates

(1) Shareholders who hold share certificates in their own names

i) When posting

Please fill in the required details on the enclosed "New Trade Name Share Certificate Exchange Request Form" and, **having affixed one's registered seal**, please return the form along with the share certificate in the return-mail envelope to the relevant transfer agent noted in 3.(1) above. As the return-mail envelope is registered delivery envelope, we would ask that you post it at your nearest post office. Also, please keep the registered delivery receipt issued by the post office until the new trade name share certificate is delivered.

When you post the return-mail envelope by May 31, 2006 (Wednesday), the postage will be paid by the Company so there is no need to affix a stamp to the envelope.

ii) When bringing the share certificate directly to the reception desk

Please fill in the required details on the enclosed "New Trade Name Share Certificate Exchange Request Form" and, **having affixed one's registered seal**, please attach the share certificate to the form and submit it at the reception desk noted in 3.(2) above.

(2) Shareholders who have not registered their ownership

i) When Posting

In addition to the enclosed "New Trade Name Share Certificate Exchange Request Form," please prepare the "Request to Change Share Ownership Form.*" Having filled in the required details and having affixed one's registered seal, please return the form along with the share certificate in the return-mail envelope to the relevant transfer agent noted in 3.(1) above. As the return-mail envelope is registered delivery envelope, we would ask that you post it at your nearest post office. Also, please keep the registered delivery receipt issued by the post office until the new trade name share certificate is delivered.

When you post the return-mail envelope by May 31, 2006 (Wednesday), the postage will be paid by the Company so there is no need to affix a stamp to the envelope.

ii) When personally delivering the share certificate to the reception desk

In addition to the "New Trade Name Share Certificate Exchange Request Form," please fill in the required details in the "Request to Change Share Ownership Form*" which is available at the reception desk and, having affixed one's registered seal, please attach the share certificate to the form and submit it.

* The "Request to Change Share Ownership Form" is available at the Chuo Mitsui Trust and Banking Website: (http://www.chuomistui.co.jp/) or the form can be obtained by telephoning toll-free (0120-87-2031).

5. Delivery of the new trade name share certificates

(1) Please note in advance that delivery of the new trade name share certificates will require approximately 2 weeks from your submission of your old trade name share certificates.

(2) The new trade name share certificates are available in denominations of 100-share certificates, 1,000-share certificates and 10,000-share certificates. Please note your desired denomination in the instructions column of the "New Trade Name Share Certificate Exchange Request Form."

If no instructions are provided, we will exchange new share certificates in the same denomination as the submitted old trade name share certificates.

Should any points regarding the exchange of share certificates be unclear or should you have any other questions, please direct your inquiries to The Chou Mitsui Trust and Banking Limited noted below.

Inquiries
The Chuo Mitsui Trust and Banking Company, Limited
Transfer Agent Department
Custody Service Center
2-8-4 Izumi, Suginami-ku, Tokyo 168-0063
Telephone: 0120-78-2031 (toll-free)

Example of how to complete New Trade Name Share Certificate Exchange Request Form

Please make certain that you use the New Trade Name Share Certificate Exchange Request Form (the form is in Japanese and is entitled 新商号株券引換請求書) mailed separately from this Notification, and not the New Trade Name Share Certificate Exchange Request Form below.

TOMY COMPANY, LTD.
(old trade name: Tomy Co., Ltd.)

New Trade Name Share Certificate Exchange Request Form No.

To: The Chuo Mitsui Trust and Banking Company, Limited, Transfer Agent

Please note the number of share certificates being submitted.

I hereby request to exchange the share certificates attached to this form with new trade name share certificates as set forth below.

※ MM / DD/ 2006

Shareholder Number	Number of shares held as of February 6, 2006 (Number registered shares in the register of shareholders)
	shares
	Number of registered shares for which certificates have not been issued: shares
※ Number of shares of submitted share certificates	1 0 0 shares

Please fill-in.

※ Number of share certificates by denomination of submitted certificates	
Denomination	Number
10,000 share certificate	
1,000 share certificate	
100 share certificate	1
Total	1

Please note the denomination of the share certificated desired.

※ Your instructions column

I instruct (indicate by circling) you as follows: Denomination of new trade name share certificates to be issued

1. 100-share certificate (1) (circled)
2. 1,000-share certificate ( )
3. 10,000-share certificate ( )

※Telephone (contact) 0 3 (5232) XXXX

Having read the enclosed Instructions for the Exchange of Share Certificate and the notes on the reverse side of this form, please fill in the required information and affix your seal where indicated by a ※.

105-XXXX

X-X-X, Minato-ku, Tokyo

John Doe

3430

※Corrections Seal

Please affix your seal.

※Registered Seal

For Company Use		
Reason for Issue	06	
Denomination of Issue	Denomination	Number
Total number of shares		Shares

Maintenance	Inspection	Data	Date of issue of new trade name share certificate(s)

This document has been translated from the Japanese original for the convenience of non-Japanese shareholders. In the event of any discrepancy between this document and the Japanese original, the original shall prevail.

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